[CAMPBELL RESOURCES INC.GRAPHIC]


                                  PRESS RELEASE
                              For immediate release

        CAMPBELL RESOURCES ANNOUNCES AN INCREASE IN THE BROKERED PRIVATE
                PLACEMENT AND ITS FIRST QUARTER RESULTS FOR 2006

MONTREAL, MAY 10, 2006 -- CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) announces that its previously announced brokered private placement with Sprott Securities (press release dated April 24, 2006) has been increased from $8 million to up to $10 million (the "Brokered Placement"). Pursuant to the new terms of the Brokered Placement up to 125 million special warrants, at a price of $0.08 per special warrant, for gross proceeds of up to $10 million, may be issued. Closing is scheduled to occur on or about May 24, 2006. The other terms and conditions of the Brokered Placement remain unchanged.

The net proceeds of the Brokered Placement will be used to fund further development to expand production at the Copper Rand Mine, to finance development of the Corner Bay deposit, for general working capital and for certain debt retirement obligations.

        -----------------------------------------------------------------

Campbell Resources recorded a net loss of $2.3 million or $0.02 per share in the first quarter of 2006, compared with a net loss of $2.7 million or $0.02 per share for the same period in 2005.

Gross metal sales for the first quarter of 2006 were $2.6 million (3,028 ounces of gold) compared to $5.5 million (9,365 ounces) for the comparable period in 2005. The average market price for gold in the first quarter was US$554 (CDN$640) compared to US$427 (CDN$524) for the first quarter of 2005. The average sale price was CDN$646 per ounce of gold compared to CDN$523 in the first quarter of 2005.

Mining expenses for the first quarter 2006 were $2.8 million compared to $5.6 million for the corresponding period of 2005. Amortization costs were $0.8 million compared to $1.7 million in the first quarter of 2005. Total cost per ounce produced was US$721 (CDN$832) compared with US$565 (CDN$693) in 2005.

JOE MANN MINE

In the first quarter, ore production at the Joe Mann Mine was 22,556 tons grading an average of 0.186 oz/t. The lower than average tonnage, at a lower than average grade, is essentially due to difficulties in extracting ore from stope 34-0-5. Production was suspended for over 10 days. The problems having been solved, performance in the last weeks indicates a return to higher tonnages and grades.

COPPER RAND MINE

Production in the first quarter reached 21,867 tons of ore grading 2.15% Cu,
0.061 oz/t Au and 0.185 oz/t Ag. The decision to suspend development activities in the fourth quarter of 2005 for lack of liquidity is the main reason for the low tonnage in the first quarter. Development activities resumed in the first quarter and increased in March.

The Copper Rand mine generated $0.1 million for the period.

OUTLOOK

The Company recently announced private placement agreements totalling $10.5 million. The first agreement was signed with Sprott Securities Inc. for $8.0 million and the second with Nuinsco Resources Limited for an amount of $2.5 million. The Company also announced its intention to proceed with a rights offering to its shareholders for gross proceeds of up to $5 million with the same terms as for the private placements.

The Company also announced that an agreement was concluded with Nuinsco Resources Limited to provide management services for Campbell's mining activities.

These agreements are conditional to approval of the arrangement plan by the Company's creditors. The Company will present the plan to the creditors and a vote should be held before the end of the 2nd quarter.

Conclusion of the agreements will bring a new impetus to Campbell to take advantage of the current market conditions.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                     - 30 -

FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                           Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer              Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                                John Boidman, jboidman@renmarkfinancial.com
Fax:  514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                    Fax:  514-939-3717
                                                                  www.renmarkfinancial.com


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

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
-------------------------------------------------------------------------------

                                                                                    MARCH 31         December 31
                                                                                        2006                2005
-----------------------------------------------------------------------------------------------------------------
                                                                                           $                   $
ASSETS

Current assets
   Cash and cash equivalents                                                             163               1,772
   Restricted cash                                                                       350                 350
   Short-term investments                                                                 35                 125
   Receivables                                                                         2,040               1,654
   Settlements receivable                                                              6,130               8,374
   Restricted deposits and exchange agreement                                         49,792                  --
   Production inventories                                                                820                  67
   Supply inventories                                                                  3,418               3,330
   Prepaids                                                                            1,126                 877
-----------------------------------------------------------------------------------------------------------------
                                                                                      63,874              16,549

Amount receivable from Copper Rand/Portage Restoration Fiduciary Trust                 3,057               3,012
Restricted deposits and exchange agreement                                                --              49,723
Future income taxes                                                                    1,366               1,324
Property, plant and equipment (Note 3)                                                59,142              59,955
Accrued benefit asset                                                                  4,058               3,897
Deferred charges and other assets                                                        128                 183
-----------------------------------------------------------------------------------------------------------------
                                                                                     131,625             134,643
=================================================================================================================


LIABILITIES

Current liabilities
   Short term loan                                                                     5,272               6,606
   Accounts payable                                                                   13,383              13,563
   Accrued liabilities                                                                 3,948               3,695
   Current portion of long-term debt (Note 4)                                         68,119              18,037
-----------------------------------------------------------------------------------------------------------------
                                                                                      90,722              41,901

Asset retirement obligations                                                           7,854               7,738
Long-term debt (Note 4)                                                                   21              49,745
Future income taxes                                                                    4,798               4,756
Deferred revenue                                                                          25                  --
-----------------------------------------------------------------------------------------------------------------
                                                                                     103,420             104,140
=================================================================================================================


SHAREHOLDERS' EQUITY

   Capital stock (Note 5)                                                             69,958              69,958
   Warrants, stock options and conversion rights (Note 5)                              2,771               2,771
   Contributed surplus                                                                 1,404               1,404
   Deficit                                                                           (45,928)            (43,630)
-----------------------------------------------------------------------------------------------------------------
                                                                                      28,205              30,503
-----------------------------------------------------------------------------------------------------------------
                                                                                     131,625             134,643
=================================================================================================================



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


CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                                                               THREE MONTHS ENDED
                                                                                                    MARCH 31
                                                                                             2006              2005
--------------------------------------------------------------------------------------------------------------------
                                                                                                $                 $
GROSS METAL SALES                                                                           2,644             5,512
Treatment charges                                                                             267               439
--------------------------------------------------------------------------------------------------------------------
Net metal sales                                                                             2,377             5,073
--------------------------------------------------------------------------------------------------------------------

Expenses
   Mining                                                                                   2,801             5,553
   Depreciation and amortization                                                              763             1,662
   General administration                                                                     907               710
   Care and maintenance                                                                        76                92
   Exploration                                                                                 11               159
--------------------------------------------------------------------------------------------------------------------
                                                                                            4,558             8,176
--------------------------------------------------------------------------------------------------------------------

Loss before the following items                                                            (2,181)           (3,103)
--------------------------------------------------------------------------------------------------------------------

Interest expense on short-term loan                                                          (128)              (43)
Interest expense on long-term debt (Note 6)                                                  (199)             (241)
Interest income                                                                                 7               401
Amortization of deferred charges                                                               --               (66)
--------------------------------------------------------------------------------------------------------------------
Loss from operations                                                                       (2,501)           (3,052)
--------------------------------------------------------------------------------------------------------------------

Other income (expense)
   Other income                                                                               212               412
--------------------------------------------------------------------------------------------------------------------

Loss before taxes and non-controlling interest                                             (2,289)           (2,640)

Income and mining tax                                                                          (9)              (37)
--------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                                   (2,298)           (2,677)
====================================================================================================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES ('000)                                           108,213           107,239
====================================================================================================================
LOSS PER SHARE UNDILUTED AND DILUTED                                                        (0.02)            (0.02)
====================================================================================================================



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